Exhibit 99.1

News Release

For Release on November 20, 2017 at 4:05pm EST

Inpixon Reports Financial Results for the Third Quarter

Ended September 30, 2017 and Provides Corporate Update

Conference Call to Be Held Today at 4:30 pm Eastern Time

PALO ALTO, Calif. – Inpixon (NASDAQ: INPX), a leading indoor positioning and data analytics company, today reported financial results for the third quarter ended September 30, 2017 and provided an update on corporate developments.

Third Quarter 2017 Financial Highlights:

●	2017 Q3 revenue of $11.9 million

●	2017 Q3 gross margin of 19%

●	2017 Q3 GAAP net loss of $1.56 per share

●	2017 Q3 Proforma Non-GAAP net loss[1] of $0.46 per share

●	2017 Q3 Non-GAAP Adjusted EBITDA[1] loss of $3.1 million

“Inpixon advanced the Indoor Positioning Analytics (IPA) products and services with a growing number of notable global channel partners in the third quarter. We believe that these partnerships, along with a few others that we hope to announce in the near future, will provide for faster growth and further commercial validation,” said Nadir Ali, Inpixon’s CEO. “We also have pilot programs underway with large prospective clients in both our Security and Retail segments and are encouraged by the valuable outcomes we are demonstrating. We continue to streamline operations and growth by separating our IPA and VAR business segments to drive efficiencies and reduce costs. We have made reductions in field offices and headcount which we believe will represent approximately $6M in cost savings on an annualized basis. We are also focusing our capital on market-driven product development projects such as APIs, cloud infrastructure and scalability to prepare for the scalability we will need from the growth we expect our channel partners will bring,” Mr. Ali concluded.

Third Quarter 2017 Financial Results

Revenue: Net revenues for the three months ended September 30, 2017 were $11.9 million compared to $11.2 million for the comparable period in the prior year. This $700,000 increase in revenues was primarily attributable to the acquisition of Integrio Technologies LLC (“Integrio”) in November 2016. For the three months ended September 30, 2017, Indoor Positioning Analytics revenue was $871,000 compared to $1.4 million for the prior year period. Infrastructure revenue was $11.1 million for the three months ended September 30, 2017, and $9.9 million for the prior year period.

Gross Profit: The gross profit margin for the three months ended September 30, 2017 was 19% compared to 28% during the three months ended September 30, 2016. The decrease in gross margin was primarily attributable to lower gross margins on the Integrio revenue, which is included in the Infrastructure segment, during the quarter ended September 30, 2017. Indoor Positioning Analytics gross margins for the three months ended September 30, 2017 and 2016 were 69% and 64%, respectively. Gross margins for the Infrastructure segment for the three months ended September 30, 2017 and 2016 were 15% and 22%, respectively

Net Loss: Net loss attributable to common stockholders for the three months ended September 30, 2017 was $14.6 million compared to $4.7 million for the prior year period. This increase in net loss of $9.9 million was attributable to an impairment of goodwill charge of $8.4 million, increase in amortization of intangibles and depreciation costs, additional costs incurred for the Integrio operations offset by a reduction in operating expenses related to Inpixon USA and the lower gross profit.

Non-GAAP net loss1: Proforma non-GAAP net loss per basic and diluted common share for the three months ended September 30, 2017 was ($0.46) compared to ($1.92) for the prior year period. These decreases were attributable to the changes discussed in our operations results.

Non-GAAP adjusted EBITDA1: Adjusted EBITDA for the three months ended September 30, 2017 was a loss of $3.1 million compared to a loss of $2.4 million for the prior year period.

Non-GAAP adjusted EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

1 A reconciliation of GAAP to non-GAAP financial measures is provided in the financial statement tables included in this press release. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures”.

2

Q3 2017 Business Highlights and Recent Developments

●	Inpixon announced a partnership with GTRI, an innovator in IT consulting and services, to render comprehensive three-dimensional physical cybersecurity solutions, including the Inpixon Indoor Positioning Analytics (IPA) Security Dome for physical premises, airwaves and wireless devices.

●	Inpixon completed a financial agreement with Payplant LLC (“Payplant”). The Payplant facility will allow increased flexibility in meeting working capital needs by allowing Inpixon to process more commercial and government purchase orders.

●	Inpixon’s subsidiary, Inpixon Federal, received two delivery orders from the Bureau of Census totaling $1.4 million.

●	Inpixon joined the ngConnect Program to advance the adoption and development of Indoor Positioning Analytics and collaborate with the multi-industry open innovation ecosystem founded by Nokia, providing an indoor positioning and analytics platform for next generation networks, cloud and IoT technologies.

●	Inpixon signed a technology refresh deal with a leading beverage distributor for $750K for Q2 and Q3 and will upgrade the customer’s existing infrastructure.

●	Inpixon Federal expanded its offering of RadPRO SecurPASS Security Screening System, partnering with Virtual Imaging, Inc., a wholly owned subsidiary of Canon U.S.A., Inc., to improve the safety and security of federal, state and local government correctional facilities, who has delivered over 100 RadPRO SecurPASS Security Screening Systems across the nation’s correctional facilities. Inpixon Federal anticipates over $5.5 million in revenue from this product line by the end of 2017.

●	Inpixon approved to expand its NASA Solutions for Enterprise-Wide Procurement V (SEWP V) catalog to include offerings that meet the requirements for the Government-wide Strategic Solutions (GSS) for laptops and monitors.

●	Inpixon won the 2017 IoT Security Excellence Award.

All results summarized in this press release (including the financial statement tables) should be considered preliminary, qualified in their entirety by the financial statement tables included in this press release, and subject to change.

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Conference Call Information

Management will host a conference call on Monday, November 20, 2017, at 4:30pm Eastern time to review financial results and corporate highlights. Following management’s formal remarks, there will be a question and answer session.

To listen to the conference call, interested parties within the U.S. should call 1-844-824-3831. International callers should call 1-412-317-5141. All callers should ask for the Inpixon conference call. The conference call will also be available through a live webcast, which can be accessed at http://client.irwebkit.com/inpixon/events.

A replay of the call will be available approximately one hour after the end of the call through December 20, 2017. The replay can be accessed via Inpixon’s website or by dialing 1-877-344-7529 (U.S.) or +1-412-317-0088 (international). The replay conference playback code is 10114477.

About Inpixon

Inpixon (NASDAQ: INPX) is a leader in Indoor Positioning and Data Analytics. Inpixon sensors are designed to find all accessible cellular, Wi-Fi, and Bluetooth devices anonymously. Paired with a high performance, data analytics platform this technology delivers visibility, security, and business intelligence on any commercial or government premises world-wide. Inpixon’s products, infrastructure solutions, and professional services group help customers take advantage of mobile, big data, analytics, and the Internet of Things (IoT) to uncover the untold stories of the indoors. For the latest insight on Indoor Positioning and Data Analytics, follow Inpixon on LinkedIn and @InpixonHQ on Twitter.

Safe Harbor Statement

All statements in this release that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended. While management has based any forward-looking statements included in this release on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of the control of Inpixon and its subsidiaries, which could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not limited to, the fluctuation of global economic conditions, the performance of management and employees, the Company’s ability to obtain financing, competition, general economic conditions and other factors that are detailed in the Company’s periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements.

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Non-GAAP Financial Measures

Management believes that certain financial measures not in accordance with generally accepted accounting principles in the United States (“GAAP”) are useful measures of operations. EBIDTA, Adjusted EBITDA and pro forma net loss per share are non-GAAP measures. Inpixon defines “EBITDA” as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Management uses Adjusted EBITDA as the matrix in which it manages the business and Inpixon defines “Adjusted EBITDA” as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation. Inpixon defines “pro forma net loss per share” as GAAP net loss per share adjusted for stock-based compensation, amortization of intangibles, change in the fair value of shares to be issued, change in the fair value of derivative liability and one-time non-recurring charges such as severance costs, acquisition costs and the costs associated with the public offering.

Management provides Adjusted EBITDA and pro forma net loss per share measures so that investors will have the same financial information that management uses, which may assist investors in assessing Inpixon’s performance on a period-over-period basis. Adjusted EBITDA or pro forma net loss per share is not a measure of financial performance under GAAP, and should not be considered an alternative to net income (loss) or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Adjusted EBITDA and pro forma net loss per share have limitations as analytical tools and should not be considered either in isolation or as a substitute for analysis of Inpixon’s results as reported under GAAP.

Contacts:

Inpixon Investor Relations:

CORE IR

Scott Arnold, +1-516-222-2560

Managing Director

www.coreir.com

####

5

INPIXON AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of shares and par value data)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$107	$1,821
Accounts receivable, net	5,738	11,788
Notes and other receivables	419	362
Inventory	790	1,061
Prepaid licenses and maintenance contracts	5,746	13,321
Assets held for sale	23	23
Prepaid assets and other current assets	1,312	1,768
Total current assets	14,135	30,144
Prepaid licenses and maintenance contracts, non-current	2,958	5,169
Property and equipment, net	896	1,385
Software development costs, net	2,249	2,058
Intangible assets, net	13,597	17,691
Goodwill	636	9,028
Other assets	734	998
Total assets	$35,205	$66,473
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$27,778	$23,027
Accrued liabilities	4,372	3,959
Deferred revenue	6,859	15,043
Short-term debt	3,519	6,887
Derivative liabilities	350	210
Liabilities held for sale	2,053	2,041
Total current liabilities	44,931	51,167
Deferred revenue, non-current	3,440	5,960
Long-term debt	2,081	4,047
Other liabilities	221	371
Acquisition liability - Integrio	997	1,648
Acquisition liability - LightMiner	--	567
Total liabilities	51,670	63,760
Commitments and contingencies
Stockholders’ (deficit) equity:
Preferred Stock - $0.001 par value; 5,000,000 shares authorized, 0 issued and outstanding as of September 30, 2017	--	--
Convertible Series 1 Preferred Stock - $1,000 stated value, 5,000,000 shares authorized; 0 issued and outstanding at September 30, 2017 and 2,250 issued and outstanding at December 31, 2016 Liquidation preference of $0 at September 30, 2017 and $2,250,000 at December 31, 2016.	--	1,340
Series 2 Convertible Preferred Stock - $1,000 stated value; 4,669 shares authorized; 0 issued and outstanding at September 30, 2017 and December 31, 2016 Liquidation preference of $0 at September 30, 2017 and December 31, 2016.	--	--
Common Stock - $0.001 par value; 50,000,000 shares authorized; 15,413,769 and 2,171,886 issued and 15,397,847 and 2,155,964 outstanding at September 30, 2017 and December 31, 2016, respectively	15	2
Additional paid-in capital	73,440	64,148
Treasury stock, at cost, 15,922 shares	(695)	(695)
Due from Sysorex Consulting Inc.	(666)	(666)
Accumulated other comprehensive income	37	52
Accumulated deficit	(86,588)	(59,473)
Stockholders’ (deficit) equity attributable to Inpixon	(14,457)	4,708
Non-controlling interest	(2,008)	(1,995)
Total stockholders' (deficit) equity	(16,465)	2,713
Total liabilities and stockholders’ (deficit) equity	$35,205	$66,473

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INPIXON AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)
Revenues
Products	$9,566	$8,366	$31,225	$27,871
Services	2,358	2,874	9,277	10,788
Total Revenues	11,924	11,240	40,502	38,659
Cost of Revenues
Products	8,519	6,873	26,805	22,363
Services	1,154	1,269	4,773	5,807
Total Cost of Revenues	9,673	8,142	31,578	28,170
Gross Profit	2,251	3,098	8,924	10,489
Operating expenses:
Research and development	447	587	1,459	1,711
Sales and marketing	1,301	1,876	5,522	6,713
General and administrative	5,378	3,699	14,633	11,116
Acquisition related costs	--	22	5	52
Impairment of goodwill	8,392	--	8,392	--
Amortization of intangibles	1,327	1,056	4,094	3,169
Total operating expenses	16,845	7,240	34,105	22,761
Loss from operations	(14,594)	(4,142)	(25,181)	(12,272)
Other income (expense)
Interest expense	(694)	(639)	(2,721)	(1,037)
Change in fair value of shares to be issued	--	5	--	13
Change in fair value of derivative liability	46	41	254	41
Other income	610	15	545	54
Total other expense	(38)	(578)	(1,922)	(929)
Loss from continuing operations	(14,632)	(4,720)	(27,103)	(13,201)
Loss from discontinued operations, net of tax	(9)	--	(26)	--
Net loss	(14,641)	(4,720)	(27,129)	(13,201)
Net loss attributable to non-controlling interest	(4)	(4)	(13)	(12)
Net loss attributable to stockholders of Inpixon	$(14,637)	$(4,716)	$(27,116)	$(13,189)
Comprehensive loss
Net Loss	(14,641)	(4,720)	(27,129)	(13,201)
Unrealized foreign exchange gain/(loss) from cumulative translation adjustments	(5)	15	(15)	34
Comprehensive loss	$(14,646)	$(4,705)	$(27,144)	$(13,167)
Net loss per share - basic and diluted	$(1.56)	$(2.70)	$(5.79)	$(7.77)
Weighted average common shares outstanding:
Basic and Diluted	9,449,102	1,743,451	4,690,876	1,697,645

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INPIXON AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended
	September 30,
	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net loss	$(27,129)	$(13,201)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,324	884
Amortization of intangible assets	4,094	3,169
Impairment of goodwill	8,392	--
Stock based compensation	1,282	1,055
Change in fair value of shares to be issued	--	(13)
Change in fair value of derivative liability	(254)	(41)
Amortization of technology	50	--
Amortization of deferred financing costs	167	--
Amortization of debt discount	1,545	196
Provision for doubtful accounts	773	455
Other	129	22
Changes in operating assets and liabilities:
Accounts receivable and other receivables	5,223	4,016
Inventory	270	(97)
Other current assets	455	(26)
Prepaid licenses and maintenance contracts	9,787	1,248
Other assets	46	(173)
Accounts payable	4,751	850
Accrued liabilities	455	(1,205)
Deferred revenue	(10,704)	1,915
Other liabilities	(438)	(190)
Total Adjustments	27,347	12,065
Net Cash Provided by (Used in) Operating Activities	218	(1,136)
Cash Flows From (Used in) Investing Activities:
Purchase of property and equipment	(91)	(461)
Investment in capitalized software	(1,063)	(1,160)
Net Cash Flows Used in Investing Activities	(1,154)	(1,621)
Cash Flows From Financing Activities
Net repayment of line of credit	(3,348)	(4,150)
Repayment of term loan	--	(1,611)
Advances to related party	--	(3)
Net proceeds from issuance of common stock, preferred stock and warrants	6,117	--
Repayment of debenture	(2,850)	--
Repayment of notes payable	(20)	(70)
Advances from related party	--	2
Proceeds from debenture and convertible preferred stock	--	5,000
Net proceeds from convertible promissory notes	2,000	--
Repayment of convertible promissory notes	(2,662)	--
Net Cash Used in Financing Activities	(763)	(832)
Effect of Foreign Exchange Rate on Changes on Cash	(15)	34
Net Decrease in Cash and Cash Equivalents	(1,714)	(3,555)
Cash and Cash Equivalents - Beginning of period	1,821	4,060
Cash and Cash Equivalents - End of period	$107	$505

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Reconciliation of Non-GAAP Financial Measures:

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net loss attributable to common stockholders	$(14,637)	$(4,716)	$(27,116)	$(13,189)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	--	22	5	52
Costs associated with public offering	159	--	159	--
Impairment of goodwill	8,392	--	8,392	--
Gain on earnout	(561)	--	(561)	--
Change in the fair value of shares to be issued	--	(5)	--	(13)
Change in the fair value of derivative liability	(46)	(41)	(254)	(41)
Severance	--	--	27	--
Stock based compensation - acquisition costs	--	--	7	--
Bad debt expense	773	--	773	--
Stock-based compensation – compensation and related benefits	288	344	1,275	1,055
Interest expense	694	639	2,721	1,037
Depreciation and amortization	1,817	1,391	5,418	4,054
Adjusted EBITDA	$(3,121)	$(2,366)	$(9,154)	$(7,045)

(In thousands, except share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net loss attributable to common stockholders	$(14,637)	$(4,716)	$(27,116)	$(13,189)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	--	22	5	52
Costs associated with public offering	159	--	159	--
Impairment of goodwill	8,392	--	8,392	--
Gain on earnout	(561)	--	(561)	--
Change in the fair value of shares to be issued	--	(5)	--	(13)
Change in the fair value of derivative liability	(46)	(41)	(254)	(41)
Severance	--	--	27	--
Stock based compensation - acquisition costs	--	--	7	--
Bad debt expense	773	--	773	--
Stock-based compensation – compensation and related benefits	288	344	1,275	1,055
Amortization of intangibles	1,327	1,056	4,094	3,169
Proforma non-GAAP net loss	$(4,305)	$(3,340)	$(13,199)	$(8,967)
Proforma non-GAAP net loss per basic and diluted common share	$(0.46)	$(1.92)	$(2.81)	$(5.28)
Weighted average basic and diluted common shares outstanding	9,449,102	1,743,451	4,690,876	1,697,645

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